                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*


                                Printware, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  742580-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robert T. Montague
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                         800 LaSalle Avenue, Suite 2800
                             Minneapolis, MN 55402
                                  612-349-8500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 31, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  742580-10-3            13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pyramid Trading Limited Partnership 36-3723624
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    333,400 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    333,400 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,400 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

BD,PN,IV
--------------------------------------------------------------------------------

CUSIP NO. 742580-10-3             13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Oakmont Investments, LLC 36-3996171
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    333,400 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    333,400 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 333,400 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

CO, IV
--------------------------------------------------------------------------------

CUSIP NO. 742580-10-3             13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Asher ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    333,400 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    333,400 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,400 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
--------------------------------------------------------------------------------

CUSIP NO. 742580-10-3             13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gary Kohler ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,500 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,500 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
--------------------------------------------------------------------------------

CUSIP NO. 742580-10-3             13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew Redleaf ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    108,300 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    108,300 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

108,300 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
--------------------------------------------------------------------------------

         This Amendment No. 3 ("Amendment No. 3") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on December 29, 1999, as amended by Amendment No. 1 filed January 25, 2000 ("Amendment No. 1") and as further amended by Amendment No. 2 filed February 17, 2000 ("Amendment No. 2") by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC ("OI"), Daniel Asher ("DA"), Gary Kohler ("GK") and Andrew Redleaf ("AR") (collectively the "Reporting Persons") with respect to their beneficial ownership of common stock, without par value (the "Common Stock") of Printware, Inc. (the "Company"). Capitalized terms used herein and not defined have the meanings ascribed thereto in the Schedule 13D. Items 4 and 5 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are amended in their entirety herewith to read as follows.

ITEM 4.     PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Common Stock described herein in order to obtain an equity position in the Company. As also previously reported, in December 1999, GK and AR expressed their opinion to management of the Company that it should commence a Dutch Auction to purchase its own shares as a means to address the Company's overcapitalized balance sheet. GK and AR have attempted to engage in further discussions with the Company regarding ways to improve shareholder value, but have been rejected.

         On February 11, 2000, GK on behalf of the Reporting Persons and pursuant to the Minnesota Business Corporation Law ("BCL") requested from management copies of certain of the Company's records, including a list of the names and addresses of all shareholders of Common Stock. The Reporting Persons have been monitoring the Company since the date of the filing of Schedule 13D and to date are not satisfied with any action, communication or direction that management has considered or initiated to improve shareholder value. The Reporting Persons remain open to the possibility of working with management to enhance shareholder value.

         The Reporting Persons have filed with the Securities and Exchange Commission a preliminary Proxy Statement relating to the Annual Meeting of the Company's Shareholders scheduled to be held on April 13, 2000 in which the Reporting Persons propose to nominate their slate of directors in opposition of the slate of directors nominated by the Company. The slate of directors of the Reporting Persons consists of Charles Bolger, Stanley Goldberg, Roger C. Lucas, Douglas M. Pihl, GK and AR. Messrs. Bolger, Goldberg, Lucas and Pihl specifically disclaim membership in the Reporting Persons group. The Reporting Persons may exercise their rights under the BCL to call for a special meeting of shareholders for the purpose of reconstituting the Board of Directors at a later date.

         If the Reporting Persons slate of directors is elected to the Board of Directors, the Reporting Persons would obtain control of the Board of Directors of the Company. If elected, our nominees will promptly perform a comprehensive review of Printware's operations, capital structure and management in order to commence a course of action to attempt to maximize shareholder value.

         The Reporting Persons do not presently intend to make a proposal to the Company to liquidate the Company, or for a merger, reorganization or business combination or to enter into arrangements with third parties who may be interested in joining with the Reporting Persons to acquire control of the Company, which arrangements may contemplate the sale or disposition of portions of the Company's assets to such third parties after control is obtained. The Reporting Persons do not presently intend to propose any changes to the Company's Articles of Incorporation, bylaws or related instruments that may impede the acquisition of control of the Company by any person. It is important to note, however, that while the Reporting Persons are not currently engaged in negotiations for a merger or a sale of assets or any similar transaction with respect to the Company, unrelated third parties have contacted the Reporting Persons since the filing of their initial Schedule 13D to inquire about us and to engage in very preliminary conversations about the Company and its future options. Following the filing of our preliminary Proxy Materials, additional parties may contact us about the Company and its future options. If elected, the director nominees may decide to follow up on one or more of such contacts as they pursue ways to enhance shareholder value.

         The Reporting Persons may attempt to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

         Depending upon the course of action that the Reporting Persons pursue, the possible activities of the Reporting Persons are subject to change at any time. A Dutch Auction could result in a material change in the present capitalization of the Company, the Company's common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and/or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) As of March 31, 2000, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 3,275,557 shares outstanding as of February 23, 2000 as set forth in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on April 13, 2000.

Reporting         Shares  of           Percent of                       Shared or Sole
Person            Common Stock         Outstanding Common Stock         Power to Vote
---------         ------------         ------------------------         ------------------------
PT, OI, DA         333,400               10.2%                           Shared among PT, OI, DA
GK                   7,500                0.2                            Sole
AR                 108,300                3.3                            Sole

         As of March 31, 2000, the Reporting Persons beneficially owned an aggregate of 449,200 shares of Common Stock.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of transactions were open market transactions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Agreement dated as of March 31, 2000 by and among the signatories of this Amendment No. 3 to Schedule 13D with respect to its filing.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2000

PYRAMID TRADING LIMITED PARTNERSHIP
BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER

BY   /S/ Daniel Asher
 -------------------------------------------
Daniel Asher, Manager, Oakmont Investments, LLC


OAKMONT INVESTMENTS, LLC

BY   /S/ Daniel Asher
-------------------------------------------
Daniel Asher, Manager


/s/ Daniel Asher
 ------------------------------------------------
DANIEL ASHER


/s/ Gary Kohler
------------------------------------------------
GARY KOHLER


/s/ Andrew Redleaf
------------------------------------------------
ANDREW REDLEAF

APPENDIX A

Transactions By the Reporting Persons in Printware, Inc. Common Stock During the Past 60 Days

Reporting
Person            Date              # of Shares Bought        Price Per Share ($)       Total Cost ($)*
-----------       ------            ------------------        -------------------       --------------
PT                2/11/00           190,000                   2.56                      486,875


         *Commissions not included.